EXHIBIT (a)(8)

QUANTA SERVICES, INC. ANNOUNCES AN EXTENSION OF ITS STOCK OPTION EXCHANGE PROGRAM UNTIL MARCH 10, 2003

HOUSTON, Feb. 24 /PRNewswire-FirstCall/ — Quanta Services, Inc. (NYSE: PWR—News) announced today that it has extended the expiration of its stock option exchange program. The program will now expire at 5:00 P.M., Central Standard Time, on Monday, March 10, 2003. The offer was previously scheduled to expire at 5:00 P.M., Central Standard Time, on Friday, February 28, 2003.

Quanta Services, Inc. is a leading provider of specialized contracting services, delivering end-to-end network solutions for electric power, gas, telecommunications and cable television industries. The company’s comprehensive services include designing, installing, repairing and maintaining network infrastructure nationwide.

Contacts:	Dana Gordon Vice President Quanta Services, Inc. 713-629-7600	Ken Dennard / kdennard@drg-e.com Lisa Elliott / lelliott@drg-e.com.com DRG&E 713-529-6600